

July 2, 2013

Via E-mail
Lonnie J. Lowry
Chief Financial Officer
Panhandle Oil and Gas Inc.
Grand Centre Suite 300
5400 N Grand Blvd.
Oklahoma City, OK 73112

> **Re:** **Panhandle Oil and Gas Inc.**
> **Form 10-K for Fiscal Year ended September 30, 2012**
> **Filed December 11, 2012**
> **File No. 001-31759**

Dear Mr. Lowry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 2 "Properties," page 11

Proved Reserves, page 14

1. The discussion of the 2012 conversion and revision to your proved undeveloped reserves ("PUDs") to proved developed status does not appear to be consistent with the tabular presentation of changes to your PUDs on page 14 and on page 75 of Note 11 to your financial statements. Please revise your disclosures in future filings to eliminate these apparent inconsistencies in revision totals. Please provide us with your proposed disclosure. Refer to Item 1203(d) of Regulation S-K and FASB ASC 932-235-50 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director